UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

EXCO Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

269279402

(CUSIP Number)

WL Ross & Co. LLC

1166 Avenue of the Americas

New York, New York 10036

Attention: Michael J. Gibbons

Telephone Number: (212) 826-1100

Copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: David E. Shapiro

Telephone Number: (212) 403-1000

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 3, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent..

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	269279402	Page	2	of	40

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross & Co. LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,504,077 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,504,077 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,504,077 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (See Item 5)
14	TYPE OF REPORTING PERSON OO

(1)      WL Ross & Co. LLC is the investment manager of WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”), WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”), WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”), WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”), WLR/GS Master Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) and WLR IV Parallel ESC, L.P. (“Parallel Fund”).  Fund IV AIV I holds directly 6,785,612 shares of common stock of the Issuer, Fund IV AIV II holds directly 6,783,901 shares of common stock of the Issuer, Fund IV AIV III holds directly 6,785,378 shares of common stock of the Issuer, Co-Invest Fund AIV holds directly 7,524,915 shares of common stock of the Issuer; WLR/GS Fund AIV holds directly           1,547,037 shares of common stock of the Issuer and Parallel Fund holds directly 77,234 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Select Associates LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), Fund IV AIV I, Fund IV AIV II and Fund IV AIV III.  WLR Select Associates LLC is the general partner of WLR Select Co-Investment, L.P. (“Co-Invest Fund”) and Co-Invest Fund AIV.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Co-Investment, L.P. (“WLR/GS Fund”) and WLR/GS Fund AIV.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

CUSIP No.	269279402	Page	3	of	40

           Accordingly, WL Ross & Co. LLC may be deemed to share voting and dispositive power with (i) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV I; (ii) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV II; (iii) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV III; (iv) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Select Associates LLC over the shares held by Co-Invest Fund AIV; (v) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the shares held by WLR/GS Fund AIV and (vi) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	4	of	40

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No.	269279402	Page	5	of	40

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV XCO AIV I, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,785,612 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,785,612 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,785,612 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2% (See Item 5)
14	TYPE OF REPORTING PERSON PN

(1)      WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”) holds directly 6,785,612 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV I.  WL Ross & Co. LLC is the investment manager of Fund IV AIV I.

           Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power over the shares held by Fund IV AIV I.

CUSIP No.	269279402	Page	6	of	40

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV XCO AIV II, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,783,901 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,783,901 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,783,901 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2% (See Item 5)
14	TYPE OF REPORTING PERSON PN

(1)      WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) holds directly 6,783,901 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV II.  WL Ross & Co. LLC is the investment manager of Fund IV AIV II.

CUSIP No.	269279402	Page	7	of	40

           Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power over the shares held by Fund IV AIV II.

CUSIP No.	269279402	Page	8	of	40

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV XCO AIV III, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,785,378 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,785,378 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,785,378 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2% (See Item 5)
14	TYPE OF REPORTING PERSON PN

(1)      WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”) holds directly 6,785,378  shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV III.  WL Ross & Co. LLC is the investment manager of Fund IV AIV III.

           Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power over the shares held by Fund IV AIV III.

CUSIP No.	269279402	Page	9	of	40

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Select Co-Investment, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0- (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No.	269279402	Page	10	of	40

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Select Co-Investment XCO AIV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,524,915 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,524,915 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,524,915 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (See Item 5)
14	TYPE OF REPORTING PERSON PN

(1)      WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 7,524,915 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Select Associates LLC.  WLR Select Associates LLC is the general partner of Co-Invest Fund AIV.  WL Ross & Co. LLC is the investment manager of Co-Invest Fund AIV.

           Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Select Associates LLC may be deemed to share voting and dispositive power over the shares held by Co-Invest Fund AIV.

CUSIP No.	269279402	Page	11	of	40

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR/GS Master Co-Investment, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No.	269279402	Page	12	of	40

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR/GS Master Co-Investment XCO AIV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,547,037 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,547,037 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,037 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (See Item 5)
14	TYPE OF REPORTING PERSON PN

(1)      WLR/GS Master Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) holds directly 1,547,037 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Master Co-Investment GP, LLC.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Fund AIV.  WL Ross & Co. LLC is the investment manager of WLR/GS Fund AIV.

CUSIP No.	269279402	Page	13	of	40

           Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC may be deemed to share voting and dispositive power over the shares held by WLR/GS Fund AIV.

CUSIP No.	269279402	Page	14	of	40

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR IV Parallel ESC, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 77,234 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 77,234 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,234 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04% (See Item 5)
14	TYPE OF REPORTING PERSON PN

(1)      WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 77,234 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”), WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”). WL Ross & Co. LLC is the investment manager of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general            partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

CUSIP No.	269279402	Page	15	of	40

           Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	16	of	40

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Private Capital, Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 77,234 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 77,234 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,234 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04% (See Item 5)
14	TYPE OF REPORTING PERSON CO

(1)      WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 77,234 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”), WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”). WL Ross & Co. LLC is the investment manager of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the            general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

CUSIP No.	269279402	Page	17	of	40

           Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	18	of	40

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INVESCO WLR IV Associates LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 77,234 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 77,234 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,234 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04% (See Item 5)
14	TYPE OF REPORTING PERSON OO

(1)      WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 77,234 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”), WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”). WL Ross & Co. LLC is the investment manager of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the            general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

CUSIP No.	269279402	Page	19	of	40

           Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	20	of	40

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Master Co-Investment GP, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,547,037 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,547,037 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,037 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (See Item 5)
14	TYPE OF REPORTING PERSON OO

(1)      WLR/GS Master Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”)  holds directly 1,547,037 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Master Co-Investment GP, LLC.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Fund AIV.  WL Ross & Co. LLC is the investment manager of WLR/GS Fund AIV.

CUSIP No.	269279402	Page	21	of	40

           Accordingly, WLR Master Co-Investment GP, LLC may be deemed to share voting and dispositive power with WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by WLR/GS Fund AIV.

CUSIP No.	269279402	Page	22	of	40

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Select Associates LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,524,915 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,524,915 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,524,915 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (See Item 5)
14	TYPE OF REPORTING PERSON OO

(1)      WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 7,524,915 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Select Associates LLC.  WLR Select Associates LLC is the general partner of Co-Invest Fund AIV.  WL Ross & Co. LLC is the investment manager of Co-Invest Fund AIV.

CUSIP No.	269279402	Page	23	of	40

           Accordingly, WLR Select Associates LLC may be deemed to share voting and dispositive power with WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Co-Invest Fund AIV.

CUSIP No.	269279402	Page	24	of	40

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates IV LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 20,432,125 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,432,125 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,432,125 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (See Item 5)
14	TYPE OF REPORTING PERSON OO

(1)      WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”) holds directly 6,785,612 shares of common stock of the Issuer, WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) holds directly 6,783,901 shares of common stock of the Issuer and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”) holds directly 6,785,378 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV I, Fund IV AIV II and Fund IV AIV III.  WL Ross & Co. LLC is the investment manager of Fund IV AIV I, Fund IV AIV II, Fund IV AIV III and Parallel Fund.  Invesco Private Capital, Inc. is the            managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of WLR IV Parallel ESC, L.P. (“Parallel Fund”), which holds directly 77,234 shares of common stock of the Issuer.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

CUSIP No.	269279402	Page	25	of	40

           Accordingly, WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Fund IV AIV I; (ii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Fund IV AIV II; (iii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Fund IV AIV III and (iv) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	26	of	40

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,504,077 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,504,077 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,504,077 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (See Item 5)
14	TYPE OF REPORTING PERSON PN

(1)      WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”) holds directly 6,785,612 shares of common stock of the Issuer, WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) holds directly 6,783,901 shares of common stock of the Issuer and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”) holds directly 6,785,378 shares of common stock of the Issuer, WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 7,524,915 shares of common stock of the Issuer, WLR/GS Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) holds directly 1,547,037 shares of common stock of the Issuer and WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 77,234 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the            general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Select Associates LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), Fund IV AIV I, Fund IV AIV II and Fund IV AIV III.  WLR Select Associates LLC is the general partner of Co-Investment, L.P. (“Co-Invest Fund”) and Co-Invest Fund AIV.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Co-Investment, L.P. (“WLR/GS Fund”) and WLR/GS Fund AIV.  WL Ross & Co. LLC is the investment manager of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund, Co-Invest Fund AIV, WLR/GS Fund, WLR/GS Fund AIV and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

CUSIP No.	269279402	Page	27	of	40

           Accordingly, WL Ross Group, L.P. may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV I; (ii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV II; (iii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV III; (iv) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Select Associates LLC over the shares held by Co-Invest Fund AIV; (v) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Master Co-Investment GP, LLC over the shares held by WLR/GS Fund AIV and (vi) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	28	of	40

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) El Vedado, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,504,077 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,504,077 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,504,077 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (See Item 5)
14	TYPE OF REPORTING PERSON OO

(1)      WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”) holds directly 6,785,612 shares of common stock of the Issuer, WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) holds directly 6,783,901 shares of common stock of the Issuer and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”) holds directly 6,785,378 shares of common stock of the Issuer, WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 7,524,915 shares of common stock of the Issuer, WLR/GS Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) holds directly 1,547,037 shares of common stock of the Issuer and WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 77,234 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the            Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Select Associates LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), Fund IV AIV I, Fund IV AIV II and Fund IV AIV III.  WLR Select Associates LLC is the general partner of Co-Investment, L.P. (“Co-Invest Fund”) and Co-Invest Fund AIV.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Co-Investment, L.P. (“WLR/GS Fund”) and WLR/GS Fund AIV.  WL Ross & Co. LLC is the investment manager of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund, Co-Invest Fund AIV, WLR/GS Fund, WLR/GS Fund AIV and Parallel Fund. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

CUSIP No.	269279402	Page	29	of	40

           Accordingly, El Vedado, LLC may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV I; (ii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV II; (iii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV III; (iv) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Select Associates LLC over the shares held by Co-Invest Fund AIV; (v) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the shares held by WLR/GS Fund AIV and (vi) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	30	of	40

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilbur L. Ross, Jr. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,504,077 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,504,077 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,504,077 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (See Item 5)
14	TYPE OF REPORTING PERSON IN

(1)      WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”) holds directly 6,785,612 shares of common stock of the Issuer, WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) holds directly 6,783,901 shares of common stock of the Issuer and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”) holds directly 6,785,378 shares of common stock of the Issuer, WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 7,524,915 shares of common stock of the Issuer, WLR/GS Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) holds directly 1,547,037 shares of common stock of the Issuer and WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 77,234 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the            general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Select Associates LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), Fund IV AIV I, Fund IV AIV II and Fund IV AIV III.  WLR Select Associates LLC is the general partner of Co-Investment, L.P. (“Co-Invest Fund”) and Co-Invest Fund AIV.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Co-Investment, L.P. (“WLR/GS Fund”) and WLR/GS Fund AIV.  WL Ross & Co. LLC is the investment manager of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund, Co-Invest Fund AIV, WLR/GS Fund, WLR/GS Fund AIV and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

CUSIP No.	269279402	Page	31	of	40

           Accordingly, Wilbur L. Ross, Jr. may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV I; (ii) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV II; (iii) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV III; (iv) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Select Associates LLC over the shares held by Co-Invest Fund AIV; (v) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the shares held by WLR/GS Fund AIV and (vi) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

Item 1.  Security and Issuer

This Amendment No. 7 (this “Amendment No. 7”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 10, 2010, as amended by Amendment No. 1 (“Amendment No. 1”) to the Statement on Schedule 13D filed with the SEC on January 25, Amendment No. 2 (“Amendment No. 2”) to the Statement on Schedule 13D filed with the SEC on January 27, 2011, Amendment No. 3 (“Amendment No. 3”) to the Statement on Schedule 13D filed with the SEC on February 4, 2011, Amendment No. 4 (“Amendment No. 4”) to the Statement on Schedule 13D filed with the SEC on July 28, 2011, Amendment No. 5 (“Amendment No. 5”) to the Statement on Schedule 13D filed with the SEC on August 8, 2011, and Amendment No. 6 to the Statement on Schedule 13D filed with the SEC on August 31, 2011 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, and this Amendment No. 7, the “Schedule 13D”), and relates to the common stock, par value $0.001 per share (the “Common Stock”), of EXCO Resources, Inc., a Texas corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 12377 Merit Drive, Suite 1700, LB 82, Dallas, TX 75251.

Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Schedule 13D.

Item 3.      Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The 29,504,077 shares of Common Stock reported herein by the Reporting Persons were acquired for an aggregate purchase price of approximately $496,048,090 (excluding brokerage commissions). The shares of Common Stock that are reported on this Schedule 13D were acquired with cash from the limited partners of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund, Co-Invest Fund AIV, WLR/GS Fund, WLR/GS Fund AIV and Parallel Fund.

Item 5.      Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a) – (b) As of the close of business on February 6, 2012, the Reporting Persons beneficially own, in the aggregate, a total of 29,504,077  shares of Common Stock, which represent approximately 13.7% of the Issuer’s outstanding Common Stock. Fund IV AIV I holds directly 6,785,612 shares of Common Stock, representing approximately 3.2% of the outstanding shares of Common Stock, Fund IV AIV II holds directly 6,783,901 shares of Common Stock, representing approximately 3.2% of the outstanding shares of Common Stock, Fund IV AIV III holds directly 6,785,378 shares of Common Stock, representing approximately 3.2% of the outstanding shares of Common Stock, Co-Invest Fund AIV holds directly 7,524,915 shares of Common Stock, representing approximately 3.5% of the outstanding shares of Common Stock, WLR/GS Fund AIV holds directly 1,547,037 shares of Common Stock, representing approximately 0.7% of the outstanding shares of Common Stock and Parallel Fund holds directly 77,234 shares of Common Stock, representing approximately 0.04% of the outstanding shares of Common Stock. As of the close of business on February 6, 2012, the number of shares of Common Stock as to which each of the Reporting Persons has or shares voting or dispositive authority is set forth in rows 7 through 10 of each of the inside cover pages to this Schedule 13D relating to each such Reporting Person (which are incorporated by reference into this Item 5 by reference). All percentages set forth in this paragraph are based on 214,803,974 shares of Common Stock outstanding as of October 27, 2011, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the Issuer’s fiscal quarterly period ended September 30, 2011.

Except for Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund AIV, WLR/GS Fund AIV and Parallel Fund, each of the Reporting Persons disclaims beneficial ownership of the securities referred to in this Schedule 13D, and the filing of this Schedule 13D should not be construed as an admission that any of the Reporting Persons is, for the purpose of Schedule 13D or 13G of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement. Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund AIV, WLR/GS Fund AIV and Parallel Fund each disclaim beneficial ownership of the shares held directly by the other.

(c) No Reporting Person has effected any transaction in shares of Common Stock since Amendment No. 6, except as set forth in the attached Schedule I.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          Dated:  February 6, 2012

WL ROSS & CO. LLC

By:           /s/ Wilbur L. Ross, Jr.
Name:  Wilbur L. Ross, Jr.
its Managing Member

WLR RECOVERY FUND IV, L.P.

By:         WLR Recovery Associates IV LLC,
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,
its General Partner

By:            /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR RECOVERY FUND IV XCO AIV I, L.P.

By:         WLR Recovery Associates IV LLC,
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,

                its General Partner

By:            /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR RECOVERY FUND IV XCO AIV II, L.P.

By:         WLR Recovery Associates IV LLC,
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,
its General Partner

By:           /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR RECOVERY FUND IV XCO AIV III, L.P.

By:         WLR Recovery Associates IV LLC,
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,
its General Partner

By:            /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR SELECT CO-INVESTMENT, L.P.

By:         WLR Select Associates LLC
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,
its General Partner

By:            /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR SELECT CO-INVESTMENT XCO AIV, L.P.

By:         WLR Select Associates LLC
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,
its General Partner

By:            /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR/GS MASTER CO-INVESTMENT, L.P.

By:         WLR Master Co-Investment GP, LLC

                its General Partner

By:         WL Ross Group, L.P.,

                its Managing Member

By:         El Vedado, LLC,

                its General Partner

By:            /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR/GS MASTER CO-INVESTMENT XCO AIV, L.P.

By:         WLR Master Co-Investment GP, LLC
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,
its General Partner

By:            /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR IV PARALLEL ESC, L.P.

By:         INVESCO WLR IV ASSOCIATES LLC
its General Partner

By:         INVESCO Private Capital, Inc.
its Managing Member

By:            /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.

                its Chief Executive Officer

WLR RECOVERY ASSOCIATES IV LLC

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC, its General Partner

By:            /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR SELECT ASSOCIATES LLC

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC, its General Partner

By:            /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR MASTER CO-INVESTMENT GP, LLC

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC, its General Partner

By:            /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

INVESCO PRIVATE CAPITAL, INC.

By:            /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.

                its Chief Executive Officer

INVESCO WLR IV ASSOCIATES LLC

By:         INVESCO Private Capital, Inc.
its Managing Member

By:           /s/ Wilbur L. Ross

                Wilbur L. Ross

                its Chief Executive Officer

WL ROSS GROUP, L.P.

By:         El Vedado, LLC, its General Partner

By:            /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

EL VEDADO, LLC

By:            /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WILBUR L. ROSS, JR.

                   /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.

Schedule I

Transactions in Shares of Common Stock by Reporting Persons

Reporting Person	Date	Transaction	Number of Shares of Common Stock*	Price Per Share**
Fund IV AIV I	9/12/2011	Purchase	27,006	$11.92
Fund IV AIV I	9/13/2011	Purchase	14,506	$11.94
Fund IV AIV I	9/14/2011	Purchase	194	$12.00
Fund IV AIV I	9/22/2011	Purchase	89,452	$11.01
Fund IV AIV I	9/23/2011	Purchase	24,176	$11.20
Fund IV AIV I	9/26/2011	Purchase	9,186	$11.05
Fund IV AIV I	9/29/2011	Purchase	40,786	$11.17
Fund IV AIV I	10/13/2011	Purchase	1,910	$9.99
Fund IV AIV I	12/21/2011	Purchase	60,779	$9.67
Fund IV AIV I	12/22/2011	Purchase	26,997	$9.85
Fund IV AIV I	12/23/2011	Purchase	44,364	$9.79
Fund IV AIV I	12/27/2011	Purchase	1,112	$9.75
Fund IV AIV I	12/28/2011	Purchase	57,056	$9.63
Fund IV AIV I	1/6/2012	Purchase	7,557	$9.75
Fund IV AIV I	1/9/2012	Purchase	36,264	$9.67
Fund IV AIV I	1/10/2012	Purchase	7,635	$9.38
Fund IV AIV I	2/3/2012	Purchase	208,090	$6.95
Fund IV AIV I	2/6/2012	Purchase	1,037	$7.00
Fund IV AIV II	9/12/2011	Purchase	26,998	$11.92
Fund IV AIV II	9/13/2011	Purchase	14,502	$11.94
Fund IV AIV II	9/14/2011	Purchase	193	$12.00
Fund IV AIV II	9/22/2011	Purchase	89,431	$11.01
Fund IV AIV II	9/23/2011	Purchase	24,170	$11.20
Fund IV AIV II	9/26/2011	Purchase	9.185	$11.05
Fund IV AIV II	9/29/2011	Purchase	40,776	$11.17
Fund IV AIV II	10/13/2011	Purchase	1,909	$9.99
Fund IV AIV II	12/21/2011	Purchase	60,764	$9.67
Fund IV AIV II	12/22/2011	Purchase	26,989	$9.85
Fund IV AIV II	12/23/2011	Purchase	44,353	$9.79
Fund IV AIV II	12/27/2011	Purchase	1,112	$9.75
Fund IV AIV II	12/28/2011	Purchase	57,042	$9.63
Fund IV AIV II	1/6/2012	Purchase	7,555	$9.75
Fund IV AIV II	1/9/2012	Purchase	36,256	$9.67
Fund IV AIV II	1/10/2012	Purchase	7,633	$9.38
Fund IV AIV II	2/3/2012	Purchase	208,038	$6.95
Fund IV AIV II	2/6/2012	Purchase	1,036	$7.00
Fund IV AIV III	9/12/2011	Purchase	27,004	$11.92
Fund IV AIV III	9/13/2011	Purchase	14,505	$11.94
Fund IV AIV III	9/14/2011	Purchase	193	$12.00
Fund IV AIV III	9/22/2011	Purchase	89,450	$11.01
Fund IV AIV III	9/23/2011	Purchase	24,176	$11.20
Fund IV AIV III	9/26/2011	Purchase	9.187	$11.05
Fund IV AIV III	9/29/2011	Purchase	40,784	$11.17
Fund IV AIV III	10/13/2011	Purchase	1,910	$9.99
Fund IV AIV III	12/21/2011	Purchase	60,778	$9.67
Fund IV AIV III	12/22/2011	Purchase	26,995	$9.85
Fund IV AIV III	12/23/2011	Purchase	44,362	$9.79
Fund IV AIV III	12/27/2011	Purchase	1,112	$9.75
Fund IV AIV III	12/28/2011	Purchase	57,055	$9.63
Fund IV AIV III	1/6/2012	Purchase	7,557	$9.75
Fund IV AIV III	1/9/2012	Purchase	36,264	$9.67
Fund IV AIV III	1/10/2012	Purchase	7,635	$9.38
Fund IV AIV III	2/3/2012	Purchase	208,083	$6.95
Fund IV AIV III	2/6/2012	Purchase	1,037	$7.00
Parallel Fund	9/12/2011	Purchase	308	$11.92
Parallel Fund	9/13/2011	Purchase	166	$11.94
Parallel Fund	9/14/2011	Purchase	2	$12.00
Parallel Fund	9/22/2011	Purchase	1,021	$11.01
Parallel Fund	9/23/2011	Purchase	276	$11.20
Parallel Fund	9/26/2011	Purchase	105	$11.05
Parallel Fund	9/29/2011	Purchase	465	$11.17
Parallel Fund	10/13/2011	Purchase	22	$9.99
Parallel Fund	12/21/2011	Purchase	694	$9.67
Parallel Fund	12/22/2011	Purchase	308	$9.85
Parallel Fund	12/23/2011	Purchase	506	$9.79
Parallel Fund	12/27/2011	Purchase	13	$9.75
Parallel Fund	12/28/2011	Purchase	651	$9.63
Parallel Fund	1/6/2012	Purchase	86	$9.75
Parallel Fund	1/9/2012	Purchase	414	$9.67
Parallel Fund	1/10/2012	Purchase	87	$9.38
Parallel Fund	2/3/2012	Purchase	2,374	$6.95
Parallel Fund	2/6/2012	Purchase	12	$7.00
Co-Invest Fund AIV	9/12/2011	Purchase	30,384	$11.92
Co-Invest Fund AIV	9/13/2011	Purchase	16,321	$11.94
Co-Invest Fund AIV	9/14/2011	Purchase	218	$12.00
Co-Invest Fund AIV	9/22/2011	Purchase	100,646	$11.01
Co-Invest Fund AIV	9/23/2011	Purchase	27,202	$11.20
Co-Invest Fund AIV	9/26/2011	Purchase	10.337	$11.05
Co-Invest Fund AIV	9/29/2011	Purchase	45,889	$11.17
Co-Invest Fund AIV	10/13/2011	Purchase	2,149	$9.99
Co-Invest Fund AIV	12/21/2011	Purchase	68,385	$9.67
Co-Invest Fund AIV	12/22/2011	Purchase	30,374	$9.85
Co-Invest Fund AIV	12/23/2011	Purchase	49,915	$9.79
Co-Invest Fund AIV	12/27/2011	Purchase	1.251	$9.75
Co-Invest Fund AIV	12/28/2011	Purchase	64,196	$9.63
Co-Invest Fund AIV	1/6/2012	Purchase	8,502	$9.75
Co-Invest Fund AIV	1/9/2012	Purchase	40,802	$9.67
Co-Invest Fund AIV	1/10/2012	Purchase	8,590	$9.38
Co-Invest Fund AIV	2/3/2012	Purchase	234,127	$6.95
Co-Invest Fund AIV	2/6/2012	Purchase	1,116	$7.00

*              The number of securities reported represents an aggregate number of shares purchased in multiple open market transactions over a range of purchase prices.

**           The price reported represents the weighted average price (excluding brokerage commissions).  Each of the Reporting Persons undertakes to provide the staff of the SEC, the Issuer or a stockholder of the Issuer, upon request, the number of shares purchased by such Reporting Person at each separate price within the range.